Exhibit 99.1

Sky-mobi Limited Announces Third Quarter 2015 Unaudited Financial Results

Conference Call to be Held on November 16, 2015 at 8:00 AM U.S. Eastern Time

HANGZHOU, China, November 16, 2015 – Sky-mobi Limited (“Sky-mobi” or the “Company”) (NASDAQ: “MOBI”), a leading mobile application platform and game publisher in China, today announced its unaudited financial results for the third quarter ended September 30, 2015.

Third Quarter 2015 Highlights

●	Total revenue was RMB113.3 million (US$17.8 million) in the third quarter of 2015, compared to RMB211.1 million in the prior year period.

●	Revenue from smartphone business was RMB108.9 million (US$17.1 million) in the third quarter of 2015, or 96.1% of total revenue, compared to RMB178.6 million, or 84.6% of total revenue in the prior year period.

Mr. Michael Tao Song, chairman and chief executive officer of Sky-mobi, stated, “Looking at the third quarter of 2015, we remain confident regarding our business fundamentals. Our Maopao platform1’s average MAUs2 increased by 10.8% year over year to approximately 36.6 million in the third quarter of 2015, despite several secular headwinds that have adversely affected our operations, particularly the various measures tightening payment system security that have been implemented by the big three mobile carriers in China since May 2015. In order to address these challenges, we continued to strengthen our mobile game publishing capabilities by publishing four high-quality foreign mobile casual games in China during the third quarter of 2015 on Android and/or iOS platforms. Excitingly, one game, Starlit Adventures (星光大冒险), was featured on Apple China’s App Store. Going forward, in order to further strengthen our performance and revitalize our growth in the coming quarters, we will continue to focus on introducing high-quality mobile games, driving platform expansion and instituting operational discipline.”

Mr. Fischer Xiaodong Chen, chief financial officer of the Company, commented, “As we expected, our total revenue declined in the third quarter of 2015, mainly due to the various measures tightening payment system security that have been implemented by the big three Chinese mobile carriers since May 2015. Despite the challenging operating environment, we returned to profitability in the third quarter of 2015, mainly attributable to lower operating expenses, investment exit gains, foreign exchange gains and other non-operating subsidy income. We are optimistic about the industry’s long-term growth potential after the restrictions by the Chinese mobile carriers are loosened, and will continue to broaden our business scope in order to navigate through the industry downturn.

1 “Maopao Platform” refers to Sky-mobi’s Maopao-branded smartphone products and services, including but not limited to Maopao App Store, Maopao Game Center, Maopao Community, Maopao Browser, Maopao Assistant, Maopao Desktop and Zimon.

2 “MAU” stands for monthly active users. It refers to the number of users that visit Maopao Platform in a particular month, adjusted to eliminate double-counting of the same user. Average MAUs for a particular period is the average of the MAUs during that period.

Third Quarter 2015 Financial Results

Total Revenue

Total revenue was RMB113.3 million (US$17.8 million), compared to RMB164.1 million in the previous quarter and RMB211.1 million in the prior year period. The decrease was mainly due to the various measures tightening payment system security by the big three mobile carriers in China that continued to be in effect since May 2015. These measures have discouraged mobile subscribers from purchasing certain mobile content from mobile application providers, including Sky-mobi.

Revenue from the smartphone business was RMB108.9 million (US$17.1 million), or 96.1% of total revenue, compared to RMB154.9 million in the previous quarter, or 94.4% of total revenue, and RMB178.6 million in the prior year period, or 84.6% of total revenue. The decrease was mainly due to the abovementioned policies implemented by the big three mobile carriers.

Revenue can be further broken down into three categories: “revenue from single-player games”, “revenue from multiplayer games” and “other revenue”. Revenue from single-player games was RMB84.3 million (US$13.3 million), compared to RMB133.7 million in the previous quarter and RMB158.9 million in the prior year period. ARPU3 for single-player games was RMB8.7, compared to RMB10.2 in the previous quarter, which was due to the weakening billing efficiencies and decrease in revenue from single-player games. Revenue from multiplayer games was RMB15.0 million (US$2.4 million), compared to RMB14.7 million in the previous quarter and RMB30.2 million in the prior year period. ARPU for multiplayer games was RMB162.4, compared to RMB156.9 in the previous quarter. Other revenue was RMB13.9 million (US$2.2 million), compared to RMB15.7 million in the previous quarter and RMB22.0 million in the prior year period.

Cost of Revenue and Gross Profit

Total cost of revenue was RMB94.8 million (US$14.9 million), compared to RMB130.6 million in the previous quarter and RMB174.4 million in the prior year period.

The discussion and analysis below focuses on non-IFRS cost of revenue, which the Company believes more accurately reflects its operating performance than the IFRS cost of revenue.

Total non-IFRS cost of revenue was RMB94.7 million (US$14.9 million), compared to RMB130.4 million in the previous quarter and RMB174.3 million in the prior year period. Non-IFRS cost of revenue was composed of non-IFRS cost associated with payments to industry participants and non-IFRS direct cost as further discussed below.

3 “ARPU” stands for average revenue per paying user.

Non-IFRS cost associated with payments to industry participants was RMB90.1 million (US$14.2 million), compared to RMB124.9 million in the previous quarter and RMB166.8 million in the prior year period. The decrease was primarily due to decreased payment channel costs, which was in line with the decrease in the Company’s total revenue.

Non-IFRS direct cost was RMB4.5 million (US$0.7 million), compared to RMB5.5 million in the previous quarter and RMB7.5 million in the prior year period. Non-IFRS direct cost included salaries and benefits, depreciation, office expenses and utilities directly related to our operations. The decrease in non-IFRS direct cost was due to decreased employee-related expenses as a result of the Company’s headcount restructuring to achieve greater efficiency.

Non-IFRS gross profit was RMB18.6 million (US$2.9 million), compared to RMB33.7 million in the previous quarter and RMB36.9 million in the prior year period. Non-IFRS gross margin was 16.4%, compared to 20.6% in the previous quarter and 17.5% in the prior year period. The quarter-over-quarter decrease in non-IFRS gross margin was primarily due to the higher revenue contribution of the Company’s smartphone business, which in general has a lower profit margin than the feature phone business. The divesture of Hangzhou Mopin Technology Co., Ltd. (“Mopin”), which had historically recorded higher gross margins, also contributed to the decrease in non-IFRS gross margin.

Operating Expenses and Profit/Loss from Operations

Total operating expenses, primarily consisting of employee salaries and benefits, training expenses, travel, entertainment and office related expenses, were RMB26.2 million (US$4.1 million), compared to RMB48.7 million in the previous quarter and RMB35.2 million in the prior year period.

Total non-IFRS operating expenses were RMB23.9 million (US$3.8 million), compared to RMB45.5 million in the previous quarter and RMB33.4 million in the prior year period. The decrease in total non-IFRS operating expenses was mainly due to the decrease in employee-related expenses and bonus provisions as the effects of the abovementioned tightening measures of the big three mobile carriers have lasted longer than expected, as well as the divesture of Mopin. Additionally, in the third quarter of 2015 we incurred no severance costs on operation streamlining, as compared to having incurred RMB5 million in severance costs on operation streamlining in the second quarter of 2015.

Loss from operations was RMB7.8 million (US$1.2 million), compared to loss from operations of RMB15.2 million in the previous quarter and profit from operations of RMB1.6 million in the prior year period.

Non-IFRS loss from operations was RMB5.4 million (US$0.8 million), compared to loss from operations of RMB11.7 million in the previous quarter and profit from operations of RMB3.5 million in the prior year period.

Net Profit/Loss

In the third quarter of 2015, there was a gain on disposal of associates of RMB6.6 million (US$1.0 million), compared to RMB0.5 million in the previous quarter and RMB1.0 million in the prior year period. This was mainly due to the Company’s sales on investments in two multiplayer game developers. Share of results of associates was RMB7.1 million (US$1.1 million), compared to RMB5.4 million in the previous quarter and RMB1.7 million in the prior year period. The increase was primarily driven by the increase in earnings of one of Sky-mobi’s associate companies.

Net profit was RMB13.7 million (US$2.2 million), compared to net loss of RMB6.1 million in the previous quarter and net profit of RMB14.6 million in the prior year period. The Company achieved a net profit in the third quarter mainly due to the abovementioned gain on disposal of associates and share of results of associates, as well as a foreign exchange gain of RMB4.6 million and other non-operating subsidy income of RMB2.2 million in the third quarter of 2015. Basic and diluted profit per common share were RMB0.06 (US$0.01) and RMB0.06 (US$0.01), respectively, which represents the equivalent of RMB0.47 (US$0.07) and RMB0.47 (US$0.07) per ADS, respectively.

Non-IFRS net profit was RMB16.1 million (US$2.5 million), compared to net loss of RMB2.7 million in the previous quarter and net profit of RMB16.5 million in the prior year period. Non-IFRS basic and diluted profit per common share were RMB0.07 (US$0.01) and RMB0.07 (US$0.01), respectively, which represents the equivalent of RMB0.56 (US$0.09) and RMB0.56 (US$0.09) per ADS, respectively.

The weighted average number of ADSs used to calculate basic and diluted earnings per ADS for the third quarter of 2015 was 28,104,283 and 28,140,461, respectively.

Common Shares

Sky-mobi had approximately 224.8 million common shares outstanding as of September 30, 2015, or the equivalent of approximately 28.1 million ADSs outstanding.

Other Operating Data

	For the three months ended
	June 30, 2015	September 30, 2015

Maopao Platform
Average MAU (in thousands)	37,268	36,574

Single-player games
Average ARPU (RMB)	10.2	8.7

Multiplayer games
Average ARPU (RMB)	156.9	162.4

Business Outlook

Beginning in the second quarter of 2015, the three mobile carriers in China (China Mobile, China Unicom and China Telecom) have implemented various measures tightening payment system security, including suspending certain of their billing and payment channels and introducing additional mandatory payment verification steps to the payment process. These measures have discouraged and disabled mobile subscribers from purchasing certain mobile content from mobile application providers, including Sky-mobi, resulting in revenue loss of these mobile application providers. As these measures are lasting longer than the Company originally expected, the Company expects China’s overall mobile gaming industry and its total revenue for the fourth quarter of 2015 to continue to be negatively affected by these measures. The Company currently has low visibility into when these measures may be lifted in 2016.

The Company is assessing and will continue to assess the impact of these measures implemented by the three mobile carriers and their implication on its business. In addition, Sky-mobi will continue to introduce high-quality smartphone games on iOS and/or Android platforms in the coming months, which it believes will partially offset the impact of these measures.

Conference Call and Webcast

The Company will hold a conference call on Monday, November 16, 2015 at 8:00 am Eastern Time, or 9:00 pm Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0437
International Toll Free:	+1-866-519-4004
China Domestic:	400-6208038
Hong Kong:	+852-3018-6771
Conference ID:	#69784743

The replay will be accessible through November 24, 2015 by dialing the following numbers:

United States Toll Free:	+1-646-254-3697
International:	+61-2-81990299
Conference ID:	#69784743

A live and archived webcast of the conference call will be available on the Company’s investor relation website at http://ir.sky-mobi.com.

About Non-IFRS Financial Measures

To supplement its consolidated financial statements prepared in accordance with International Financial Reporting Standards, or IFRS, Sky-mobi uses several non-IFRS financial measures defined below. The Company believes management and investors benefit from non-IFRS financial measures in assessing the Company’s performance and prospects. Specifically, the Company believes that non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of the Company’s operating performance.

The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with IFRS. A limitation of using non-IFRS cost of revenue, gross profit, operating expenses, profit/loss from operations, net profit/loss and net profit/loss per share is that these non-IFRS measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense. Management provides specific information regarding the IFRS amounts excluded from each non-IFRS measure. For more information on these non-IFRS financial measures, please see the tables containing reconciliations of non-IFRS financial measures to comparable IFRS measures in this release.

Definitions of Non-IFRS Measures

Non-IFRS cost of revenue is defined as cost of revenue excluding share-based compensation expenses.

Non-IFRS gross profit is defined as revenue less non-IFRS cost of revenue.

Non-IFRS operating expenses are defined as operating expenses excluding share-based compensation expenses.

Non-IFRS profit (loss) from operations is defined as Non-IFRS gross profit less non-IFRS operating expenses.

Non-IFRS net profit (loss) is defined as non-IFRS profit (loss) from operations plus/minus other gains or losses, impairment loss on investments in associates and share of results of associates, less income tax.

Non-IFRS basic and diluted earnings (loss) per common share/ADS are defined as non-IFRS net profit (loss) attributable to owners of the Company divided by weighted average outstanding shares/ADSs during the period.

Exchange Rate

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3556 to US$1.00, the exchange rate at September 30, 2015 as set forth in the H.10 statistical release of the Federal Reserve Board.

About Sky-mobi Limited

Sky-mobi Limited is a leading mobile application platform and game publisher in China. The Company works with handset companies to pre-install its Maopao App Store and other Maopao applications on handsets and with content providers to provide users with applications and content titles. Users of Maopao App Store can browse, download and enjoy a range of applications and content, such as single-player games, mobile music and books on various mobile handsets with different hardware and operating system configurations. The Company also publishes domestic and foreign game titles through its own Maopao App Store platform and third party platforms. The Company’s mobile social network community in China, the Maopao Community, offers mobile social games as well as applications and content with social networking functions to its registered users. The Company is based in Hangzhou, China. For more information, please visit: www.sky-mobi.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may,” “will,”“believes,”“expects,”“anticipates,”“intends,”“estimates,” “plans,” “continues” or other similar expressions, the negative of these terms, or other comparable terminology. Such statements, including statements relating to the Company’s business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations Contact:

Xueli Song

ICR, Inc.

Phone: + (1) (646) -915-1615 (US)

Email: investor.relations@sky-mobi.com

Source: Sky-mobi

FINANCIAL TABLES FOLLOW

Sky-mobi Limited

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income (IFRS)

	For the three months ended				For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2014	2015	2015	2015	2014	2015	2015
In thousands	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
(Except for share and per share data)

Revenue	211,138	164,142	113,263	17,821	509,922	510,413	80,309
Cost of revenue	(174,362)	(130,570)	(94,837)	(14,922)	(397,508)	(410,661)	(64,614)
Gross profit	36,776	33,572	18,426	2,899	112,414	99,752	15,695

Research and development expenses	(8,866)	(12,513)	(8,691)	(1,367)	(27,020)	(33,655)	(5,295)
Sales and marketing expenses	(10,698)	(16,235)	(8,673)	(1,365)	(30,884)	(38,138)	(6,001)
General and administrative expenses	(15,494)	(21,582)	(12,555)	(1,975)	(47,050)	(50,240)	(7,905)
Other income and expense	(139)	1,602	3,730	587	2,677	6,557	1,032
Total operating expenses	(35,197)	(48,728)	(26,189)	(4,120)	(102,277)	(115,476)	(18,169)
Profit (loss) from operations	1,579	(15,156)	(7,763)	(1,221)	10,137	(15,724)	(2,474)

Other gains and losses	7,965	4,666	9,844	1,549	19,194	21,032	3,309
Impairment loss on investments in associates	(1,908)	(776)	(396)	(62)	(2,673)	(3,394)	(534)
Share of results of associates	1,679	5,416	7,121	1,120	429	17,227	2,711
Gain on disposal of associates	1,000	497	6,621	1,042	57,351	7,118	1,120
Loss on disposal of subsidiary	-	-	(542)	(85)		(542)	(85)
Profit (loss) before tax	10,315	(5,353)	14,885	2,343	84,438	25,717	4,047
Income tax benefit (expenses)	4,271	(740)	(1,147)	(180)	(1,867)	(3,828)	(602)
Profit (loss) for the period	14,586	(6,093)	13,738	2,163	82,571	21,889	3,445

Total comprehensive profit (loss) for the period	14,586	(6,093)	13,738	2,163	82,571	21,889	3,445

Profit and total comprehensive income (loss) attributable to:
- Owners of the Company	14,218	(5,308)	13,738	2,163	82,650	23,097	3,635
- Non-controlling interests	368	(785)	-	-	(79)	(1,208)	(190)
	14,586	(6,093)	13,738	2,163	82,571	21,889	3,445

Earnings (loss) per common share
Basic	0.06	(0.02)	0.06		0.35	0.10
Diluted	0.06	(0.02)	0.06		0.34	0.10

Weight average number of ADS
Basic	29,360,879	27,994,562	28,104,283		29,463,644	27,970,005
Diluted	29,505,205	27,994,562	28,140,461		29,649,011	28,028,749

Weight average number of shares
Basic	234,887,032	223,956,494	224,834,263		235,709,155	223,760,039
Diluted	236,041,638	223,956,494	225,123,691		237,192,089	224,229,992

Unaudited Reconciliations of non-IFRS financial measures

to comparable IFRS financial measures

	For the three months ended				For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2014	2015	2015	2015	2014	2015	2015
In thousands	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
(Except for share and per share data)

IFRS cost of revenue	(174,362)	(130,570)	(94,837)	(14,922)	(397,508)	(410,661)	(64,614)
Less: share-based compensation expenses	89	169	155	24	430	660	104
Non-IFRS cost of revenue	(174,273)	(130,401)	(94,682)	(14,898)	(397,078)	(410,001)	(64,510)

IFRS gross profit	36,776	33,572	18,426	2,899	112,414	99,752	15,695
Add: share-based compensation expenses	89	169	155	24	430	660	104
Non-IFRS gross profit	36,865	33,741	18,581	2,923	112,844	100,412	15,799

Total IFRS operating expenses	(35,197)	(48,728)	(26,189)	(4,120)	(102,277)	(115,476)	(18,169)
Less: share-based compensation expenses	1,826	3,248	2,256	355	8,469	10,906	1,716
Total non-IFRS operating expenses	(33,371)	(45,480)	(23,933)	(3,765)	(93,808)	(104,570)	(16,453)

IFRS profit (loss) from operations	1,579	(15,156)	(7,763)	(1,221)	10,137	(15,724)	(2,474)
Add: share-based compensation expenses	1,915	3,417	2,411	379	8,899	11,566	1,820
Non-IFRS profit (loss) from operations	3,494	(11,739)	(5,352)	(842)	19,036	(4,158)	(654)

IFRS net profit (loss) for the period	14,586	(6,093)	13,738	2,163	82,571	21,889	3,445
Add: share-based compensation expenses	1,915	3,417	2,411	379	8,899	11,566	1,820
Non-IFRS net profit (loss) for the period	16,501	(2,676)	16,149	2,542	91,470	33,455	5,265

Non-IFRS earnings (loss) per common share
Basic	0.07	(0.01)	0.07		0.38	0.15
Diluted	0.07	(0.01)	0.07		0.38	0.15

Weight average number of shares
Basic	234,887,032	223,956,494	224,834,263		235,709,155	223,760,039
Diluted	236,041,638	223,956,494	225,123,691		237,192,089	224,229,992

Sky-mobi Limited

Unaudited Consolidated Statements of Financial Position (IFRS)

	As of	As of	As of
	June 30,	September 30,	September 30,
	2015	2015	2015
In thousands	(RMB)	(RMB)	(US$)

ASSETS
Current assets
Cash and cash equivalents	127,598	80,526	12,670
Term deposits	366,505	369,213	58,093
Investment at fair value through profit or loss	37,729	116,511	18,332
Trade and other receivables	216,533	132,269	20,812
Amounts due from related parties	7,444	3,720	585
Total current assets	755,809	702,239	110,492

Non-current assets
Property and equipment	7,870	6,123	963
Investments in associates	111,091	106,729	16,793
Investments in funds	12,218	12,723	2,002
Available-for-sale investments	50	50	8
Other non-current assets	2,214	1,368	215
Deferred tax assets	2,746	2,746	432
Total non-current assets	136,189	129,739	20,413

Total assets	891,998	831,978	130,905

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	237,551	173,211	27,253
Income tax liabilities	8,126	9,260	1,457
Amounts due to related parties	19,646	9,702	1,527
Deferred revenue	3,049	3,049	480
Total current liabilities	268,372	195,222	30,717

Total liabilities	268,372	195,222	30,717

Equity
Share capital	82	82	13
Share premium	610,648	611,691	96,244
Reserves	150,299	151,538	23,843
Deficit	(140,293)	(126,555)	(19,912)
Equity attributable to owners of the Company	620,736	636,756	100,188
Non-controlling interests	2,890	-	-
Total equity	623,626	636,756	100,188

Total equity and liabilities	891,998	831,978	130,905